UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the year ended December 31, 2007

☐	TRANSITION REPORT PURSUANT TO 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission File Number: 0-2816

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
Methode Electronics, Inc. 401(k) Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Methode Electronics, Inc.
7401 West Wilson Avenue
Chicago, IL 60706-4548

Financial Statements and
supplemental schedule
Methode Electronics, Inc. 401(k) Savings Plan
Years Ended December 31, 2007 and 2006

Methode Electronics, Inc.
401(k) Savings Plan
Financial Statements and
Supplemental Schedule
Years Ended December 31, 2007 and 2006

Report of Independent Registered Public Accounting Firm
The Administration Committee
Methode Electronics, Inc.
    401(k) Savings Plan
We have audited the accompanying statements of net assets available for benefits of Methode Electronics, Inc. 401(k) Savings Plan as of December 31, 2007, and 2006, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2007 and 2006, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2007, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedure applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.
/s/ Frank L. Sassetti & Co.
June 23, 2008
Oak Park, Illinois

Methode Electronics, Inc.
401(k) Savings Plan
Statements of Net Assets Available for Benefits

	December 31,
	2007	2006

Assets
Cash	$62,370	$99,429

Investments, at fair value:
Group annuity contracts	6,249,262	5,377,110
Mutual funds	36,664,062	32,433,807
Common stock	4,107,986	3,088,764
Participant loans	1,524,971	1,573,766

Total investments	48,546,281	42,473,447

Receivables:
Unsettled investment sales	57,421	20,189
Accrued interest / dividends	33,140	32,093

Total receivables	90,561	52,282

Total assets	48,699,212	42,625,158

Liabilities
Unsettled investment purchases	97,553	98,048

Total liabilities	97,553	98,048

Net assets available for benefits, at fair value	48,601,659	42,527,110

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	178,642	209,365

Net assets available for benefits	$48,780,301	$42,736,475

See accompanying notes.

Methode Electronics, Inc.
401(k) Savings Plan
Statements of Changes in Net Assets Available for Benefits

	Years Ended December 31,
	2007	2006

Additions:
Additions to net assets attributed to:
Investment Income:
Net appreciation in fair value of investments	$2,302,281	$2,046,499
Interest and dividends	2,340,456	2,336,283

	4,642,737	4 382,782

Contributions:
Participants	3,171,479	2,533,716
Employer	1,941,368	1,797,390
Rollovers	613,418	134,146

	5,726,265	4,465,252

Total additions	10,369,002	8,848,034

Deductions
Deductions from net assets attributed to:
Benefits paid to participants	4,315,752	4,093,228
Administrative Expenses	9,424	—

Total deductions	4,325,176	4,093,228

Net increase	6,043,826	4,754,806
Net assets available for benefits:
Beginning of year	42,736,475	37,981,669

End of year	$48,780,301	$42,736,475

See accompanying notes.

Methode Electronics, Inc.
401(k) Savings Plan
Notes to Financial Statements
Years Ended December 31, 2007 and 2006
1. Description of the Plan
The following description of the Methode Electronics, Inc. 401(k) Savings Plan (Plan) provides only general information. Participants should refer to the Summary Plan Description (SPD) for a more complete description of the Plan’s provisions. Copies of the SPD are available from Methode Electronics, Inc.
General
The Plan is a defined-contribution plan established to provide additional retirement and other benefits for eligible employees, to enable eligible employees, through systematic savings, to accumulate funds on a tax-advantageous basis, and to provide a vehicle through which the plan sponsor, Methode Electronics, Inc. and its subsidiaries (the Company), can attract and retain qualified employees.
Participation
Employees who are employed by the Company for three full calendar months are eligible to participate in the Plan on the first day of the following calendar month.
Contributions
Participants may elect to contribute a minimum of 2% of their pretax annual compensation (as defined in the Plan), up to the maximum annual dollar limit allowable by the Internal Revenue Service (IRS).
The Company contributes to the Plan, on behalf of each participant, 3% of each participant’s eligible compensation (as defined by the Plan), subject to the IRS maximum amount, for the portion of the Plan year in which the employee was a participant in the Plan.
Participants may direct contributions into various investment options offered by the Plan.
Participant Withdrawals
Withdrawals are permitted in the event of termination of employment, disability, death, retirement, attainment of age 59 1/2, or financial hardship. A financial hardship withdrawal is currently permitted by the IRS for certain authorized purposes. Such withdrawals must be approved by the 401(k) Hardship Committee. Withdrawals prior to the attainment of age 59 1/2 may be subject to an additional 10% tax penalty.

Methode Electronics, Inc.
401(k) Savings Plan
Notes to Financial Statements (continued)
Vesting
Participants are immediately vested in Company contributions, their contributions, and actual earnings (losses) thereon.
Loans
Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Loan terms range from 1 to 5 years or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at the prime rate plus 1%. Principal and interest are paid ratably through payroll deductions.
Participant Accounts
Each participant’s account is credited with the participant’s contributions and allocations of Company contributions and Plan earnings (losses). Allocations are based on participant earnings or account balances as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.
Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974.
2. Significant Accounting Policies
Basis of Accounting
The financial statements have been prepared on the accrual basis of accounting.
Valuation of Investments
The shares of mutual funds are valued at quoted market prices, which represent the net asset values of shares on the last business day of the Plan year. The fair value of common stock is determined by quoted market prices. Participant loans are valued at their outstanding balances, which approximate fair value
Purchases and sales are recorded on a trade-date basis. Interest is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Methode Electronics, Inc.
401(k) Savings Plan
Notes to Financial Statements (continued)
2. Significant Accounting Policies (continued)
In December, 2005, the Financial Accounting Standards Board (“FASB”) issued a Staff Position (“FSP”), Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined Contribution Health and Welfare and Pension Plans. This FSP amends the guidance in AICPA Statement of Position 94-4, Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined-Contribution Pension Plans, with respect to the definition of fully benefit-responsive investment contracts and the presentation and disclosure of fully benefit-responsive investment contracts in plan financial statements. The FSP requires that investments in common/collective trusts that include benefit-responsive investment contracts be presented at fair value in the statement of net assets available for benefits and that the amount representing the difference between fair value and contract value of these investments also be presented on the face of the statement of net assets available for benefits. The Plan has group annuity contracts with the Hartford Life Insurance Company (“Hartford”) and Lincoln National Life Insurance Company (“Lincoln”).
The Hartford group annuity contract fair value and contract value are estimated by Hartford Life Insurance Company. Contract value represents contributions made, plus interest at the contract rate, less funds used to pay participants’ benefits. The Plan does not allow for new investment in this contract. There are significant penalties if the entire contract were prematurely terminated.
The Hartford group annuity contract had an average yield of 3.09% and 3.36% (annualized) for the years ended December 31, 2007 and 2006, respectively. The crediting interest rate was 3.09% and 3.14% at December 31, 2007 and 2006 respectively. The crediting interest rate is set at the beginning of the calendar year and is periodically reviewed for adjustment.
The Lincoln Stable Value Account is a fixed group annuity issued by The Lincoln National Life Insurance Company. Contract value represents contributions made, plus interest at the contract rate, less funds used to pay participants’ benefits. There are penalties or delays in payments if significant withdrawals are made prior to August 2011.
The Lincoln contract had an average yield of 4.15% and 3.85% (annualized) for the years ended December 31, 2007 and 2006, respectively. The crediting interest rate was 4.34% and 3.78% at December 31, 2007 and 2006 respectively. The crediting interest rate is set at the beginning of each calendar quarter and is periodically reviewed for adjustment.

Methode Electronics, Inc.
401(k) Savings Plan
Notes to Financial Statements (continued)
2. Significant Accounting Policies (continued)
Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.
Administrative Expenses
Generally, expenses of the Plan are paid by the Company.
Reclassifications
Certain reclassifications have been made to the 2006 financial statements to conform to the 2007 presentation
3. Investments
The Plan’s investments (including investments purchased, sold, as well as held during the year) appreciated / depreciated in fair value as determined by quoted market prices as follows:

	Years Ended December 31,
	2007	2006

Mutual funds	$722,469	$1,683,610
Common stock	1,576,565	362,889

	$2,299,034	$2,046,499

Methode Electronics, Inc.
401(k) Savings Plan
Notes to Financial Statements (continued)
3. Investments (continued)
Investments that represent 5% or more of the Plan’s net assets are as follows:

	December 31,
	2007	2006

Hartford Life Insurance Company Group Annuity Contract	$2,782,620	$3,010,143
Lincoln Stable Value Fund	3,466,642	2,366,967

American Funds
American Balanced Fund	10,153,327	9,479,482
American Mutual Fund	5,154,965	4,841,719
American Growth Fund of America	6,670,195	6,051,266
Euro Pacific Fund	4,454,123	3,100,188

Davis NY Venture Fund	4,789,388	4,502,554
Methode Electronics, Inc. Common Stock Fund	4,107,986	2,932,212
4. Income Tax Status
The Plan has received a determination letter from the IRS dated September 11, 2002, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.

Methode Electronics, Inc.
401(k) Savings Plan
Notes to Financial Statements (continued)
5. Subsequent Events
Starting March 1, 2008, the Plan started offering a Roth 401(k) after-tax contribution option.
Effective March 6, 2008, the Plan replaced the Delaware Select Growth Fund with the Victory Special Value A Fund. The Plan also added a new fund, the Vanguard Total Stock Market Index Fund.
6. Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of investments at fair value per the financial statements to the Form 5500 at December 31,

	2007	2006
Investments, at fair value, per the financial statements	$42,546,281	$42,473,447

Adjustment from fair value to contract value for investments in fully benefit-responsive insurance contracts	178,642	209,365

Investments, per Form 5500	$48,724,923	$42,682,812

Supplemental Schedule

Methode Electronics, Inc.
401(k) Savings Plan
Schedule H, Line 4i – Schedule of Assets
(Held at End of Year)
EIN #36-2090085 Plan #002
December 31, 2007

		Shares
	Description of	or			Current
Identity of Issue	Investment	Units	Cost		Value

Group annuity contracts
Hartford Life Insurance Company	Group Annuity Contract	N/A	*	*	$2,782,620
Lincoln Financial Group *	Lincoln Stable Value Fund	3,456,475	*	*	3,466,642

Mutual funds

The American Funds Group	American Balanced Fund	525,807	*	*	10,153,327
	American Mutual Fund	182,219	*	*	5,154,965
	Europacific Growth Fund	87,559	*	*	4,454,123
	Growth Fund of America	196,125	*	*	6,670,195
	New Economy Fund	67,470	*	*	1,834,520

Delaware Investments	Delaware Diversified Income	167,832	*	*	1,476,923
	Delaware Select Growth	33,198	*	*	976,358

AIM Investments	Aim Capital Development	62,903	*	*	1,154,263

Davis Funds	Davis NY Venture	119,585	*	*	4,789,388

Common stock

Methode Electronics, Inc.*	Methode Electronics, Inc. Common Stock	281,108	*	*	4,107,986

Total investments at fair value					47,021,310

Adjustment from fair value to contract value for fully responsive investment contracts					178,642

Total investments, as adjusted					47,199,952

Participant loans	Interest rates range from 5.0% to 10.5%		*	*	1,524,971

					$48,724,923

*	Party in interest.

**	Cost information is not required for participant directed investments and participant loans and therefore, is not included

SIGNATURE
Pursuant to the requirements of the Securities and Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 23, 2008	By:	/s/ Douglas A. Koman
Douglas A. Koman
Chief Financial Officer (Principal Financial Officer)